Exhibit 99.1

FOR IMMEDIATE RELEASE

Financial Contact:	Press Contact:
Suzanne Schmidt IDT Investor Relations Phone: (408) 284-6515 E-mail: ir@idt.com	Daniel Aitken IDT Senior Director of Corporate Marketing and Communications Phone: (408) 574-6480 E-mail: daniel.aitken@idt.com

IDT REPORTS FISCAL 2018 Q1 FINANCIAL RESULTS
Q1 FY18 Revenue of $196.7M,
Q1 FY18 GAAP Diluted EPS of $0.12,
Q1 FY18 Non-GAAP Diluted EPS of $0.33

SAN JOSE, Calif., July 31, 2017 - Integrated Device Technology, Inc. (IDT®) (NASDAQ: IDTI) today announced results for the fiscal first quarter 2018, ended July 2, 2017.

“First quarter fiscal 2018 revenue increased by 12 percent sequentially, driven by our GigPeak acquisition plus broad organic growth across each of our end markets,” said Greg Waters, president and chief executive officer.  “We believe that IDT is positioned for continued revenue growth as the fiscal year progresses and expect to see acceleration in profit margin expansion and cash flows in the second half.”

Recent Business Highlights - Consumer

•	IDT partnered with LG to enable wireless charging electronics in LG’s flagship smartphones (LG G6).

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IDT and Samsung teamed up again to bring rapid wireless charging to Samsung’s Galaxy S8 and S8+ models. The wireless power technology partnership on the Galaxy S8 is significant and continues the integration of magnetic secure transmission (MST) payment technology.

Recent Business Highlights - Communications

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IDT announced its IDT® 8T49N240, a highly-programmable clock generator and jitter attenuator IC featuring less than 200fs of phase noise that provides valuable system design margin for 10Gbps interfaces in wireline and wireless communication networks. The additional phase noise margin alleviates system design constraints, allowing engineers to reduce bit error rates (BER) while decreasing overall system costs.

•	IDT won Ericsson Semiconductor Supplier Award 2017 for excellent and consistent performance and company’s support of technology leadership in mobile broadband and evolution to 5G.

Recent Business Highlights - Computing

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IDT introduced new flash memory expander to allow customers the ability to increase solid state drive (SSD) memory at a reduced cost. The IDT MX0141V is the first 1:4 bidirectional multiplexer explicitly designed for this application. The MX0141V permits the expansion of SSD memory without the need for additional controllers and is designed for datacenter, enterprise and consumer memory subsystems.

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IDT announced sampling of its 4RCD0232K register and 4DB0232K data buffer to customers and ecosystem partners. This chipset combines new features that were included in the latest generation of the JEDEC standard defined for 3200MT/s capability devices which include decision feedback equalization (DFE), dedicated NVDIMM communication ports and fine granularity output signal ring-back control. This chipset also consumes the lowest power of any DDR4 chipset in the industry today.

Recent Business Highlights - Auto and Industrial

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IDT exhibited Advanced Sensing Technologies at SENSOR+TEST 2017 in Nurnberg, Germany. Technologies included: ZMID520x inductive position sensor, ZSSC4175 automotive sensor signal conditioner for dual voltage source sensor inputs with SENT or I2C output, ZSSC4165 automotive senor signal conditioner for dual resistive bridges with SENT or I2C output, ZSSC3018 sensor signal conditioner for high-accuracy amplification and analog-to-digital conversion of differential or pseudo-differential input signal and wireless charging solutions designed for automotive applications.

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IDT presented Contactless Position Sensors at Sensors Expo 2017 in San Jose, California. Sensors displayed included the innovative IDT® ZMID520x inductive position sensors that are AEC-Q100-qualified, magnet-free sensors ideal for a variety of automotive, industrial and consumer applications.

The following highlights the Company’s financial performance on both a GAAP and supplemental non-GAAP basis. The Company provides supplemental information regarding its operating performance on a non-GAAP basis that excludes certain gains, losses and charges which occur relatively infrequently and which management considers to be outside our core operating results. Non-GAAP results are not in accordance with GAAP and may not be comparable to non-GAAP information provided by other companies. Non-GAAP information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with GAAP. A complete reconciliation of GAAP to non-GAAP results is attached to this press release.

•	Revenue for the fiscal first quarter of 2018 was $196.7 million. This compared with $175.7 million reported last quarter, and $192.1 million reported in the same period one year ago.

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GAAP net income for the fiscal first quarter of 2018 was $16.7 million, or $0.12 per diluted share, versus GAAP net income of $30.2 million or $0.22 per diluted share last quarter, and GAAP net income of $20.9 million or $0.15 per diluted share in the same period one year ago. Fiscal first quarter GAAP results include $17.8 million in acquisition and restructuring charges, $11.8 million in stock-based compensation, $3.9 million in non-cash interest expense, $1.7 million in certain unrealized foreign exchange gain and $3.3 million provision in related tax effects.

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Non-GAAP net income for the fiscal first quarter of 2018 was $45.3 million or $0.33 per diluted share, compared with non-GAAP net income of $48.1 million or $0.35 per diluted share last quarter, and non-GAAP net income of $51.2 million or $0.36 per diluted share reported in the same period one year ago.

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GAAP gross profit for the fiscal first quarter of 2018 was $110.0 million, or 55.9 percent, compared with GAAP gross profit of $101.7 million or 57.9 percent last quarter, and $108.3 million, or 56.4 percent, reported in the same period one year ago. Non-GAAP gross profit for the fiscal first quarter of 2018 was $120.7 million, or 61.4 percent, compared with non-GAAP gross profit of $106.1 million, or 60.4 percent last quarter, and $117.9 million, or 61.3 percent, reported in the same period one year ago.

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GAAP R&D expense for the fiscal first quarter of 2018 was $48.4 million, compared with GAAP R&D expense of $35.5 million last quarter, and $49.6 million reported in the same period one year ago. Non-GAAP R&D expense for the fiscal first quarter of 2018 was $40.3 million, compared with non-GAAP R&D expense of $31.0 million last quarter, and $37.7 million in the same period one year ago.

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GAAP SG&A expense for the fiscal first quarter of 2018 was $41.9 million, compared with GAAP SG&A expense of $36.2 million last quarter, and $38.8 million in the same period one year ago. Non-GAAP SG&A expense for the fiscal first quarter of 2018 was $30.8 million, compared with non-GAAP SG&A expense of $27.2 million last quarter, and $28.3 million in the same period one year ago.

Webcast and Conference Call Information

Investors may listen to the live call at 1:30 p.m. Pacific Time on July 31, 2017 by calling (888) 308-4493. The access code is 45266463. Investors may listen to a live or replay webcast of the Company’s quarterly financial conference call at http://ir.idt.com/. The live webcast will begin at 1:30 p.m. Pacific Time on July 31, 2017. The webcast replay will be available after 4:30 p.m. Pacific Time on July 31, 2017 for one week.

IDT’s next regularly scheduled Quiet Period will begin September 18, 2017, during which time IDT representatives will not comment on IDT’s business outlook, financial results or expectations. The Quiet Period will extend until the day when IDT’s second quarter fiscal 2018 earnings release is published.
About IDT
Integrated Device Technology, Inc. develops system-level solutions that optimize its customers’ applications. IDT’s market-leading products in RF, timing, wireless power transfer, serial switching, interfaces and sensing solutions are among the company’s broad array of complete mixed-signal solutions for the communications, computing, consumer, automotive and industrial segments. Headquartered in San Jose, Calif., IDT has design, manufacturing, sales facilities and distribution partners throughout the world. IDT stock is traded on the NASDAQ Global Select Stock Market® under the symbol “IDTI.” Additional information about IDT is accessible at www.IDT.com. Follow IDT on Facebook, LinkedIn, Twitter, YouTube and Google+.

Forward Looking Statements
Investors are cautioned that forward-looking statements in this release, including but not limited to statements regarding demand for Company products, anticipated trends in Company sales, expenses and profits, involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. Risks include, but are not limited to, global business and economic conditions, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patent and other intellectual property rights of third parties, timely development and introduction of new products and manufacturing processes, dependence on one or more customers for a significant portion of sales, successful integration of acquired businesses and technology, availability of capital, cash flow and other risk factors detailed in the Company’s Securities and Exchange Commission filings. The Company urges investors to review in detail the risks and uncertainties in the Company’s Securities and Exchange Commission filings, including but not limited to the Annual

Report on Form 10-K for the fiscal year ended April 3, 2016. All forward-looking statements are made as of the date of this release and the Company disclaims any duty to update such statements.

Non-GAAP Reporting
To supplement its consolidated financial results presented in accordance with GAAP, IDT uses non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described in detail below. Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of the Company’s operations that, when viewed in conjunction with IDT’s GAAP results, provide a more comprehensive understanding of the various factors and trends affecting the Company’s business and operations. It should also be noted that IDT's non-GAAP information may be different from the non-GAAP information provided by other companies. Non-GAAP financial measures used by IDT include:
Cost of revenues;
    Gross profit;
Research and development expenses;
Selling, general and administrative expenses;
Interest and other income (expense);
Provision for (benefit from) income taxes;
Operating income;
Net income;
Diluted net income per share; and
Weighted average shares outstanding - diluted

The Company presents non-GAAP financial measures because the investor community uses non-GAAP results in its analysis and comparison of historical results and projections of the Company's future operating results. These non-GAAP results exclude acquisition related expense, restructuring and divestiture related costs (gain), share-based compensation expense, results from discontinued operations, and certain other expenses and benefits. Management uses these non-GAAP measures to manage and assess the profitability of the business. These non-GAAP results are also consistent with the way management internally analyzes IDT's financial results.

There are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP financial measures. The non-GAAP financial measures supplement, and should be viewed in conjunction with, GAAP financial measures. Investors should review the reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the accompanying press release.

As presented in the “Reconciliation of GAAP to Non-GAAP” tables in the accompanying press release, each of the non-GAAP financial measures excludes one or more of the following items:

Acquisition related. Acquisition-related charges are not factored into management’s evaluation of potential acquisitions or IDT’s performance after completion of acquisitions, because they are not related to the Company’s core operating performance.

Adjustments of these items provide investors with a basis to compare IDT’s performance to other companies without the variability caused by purchase accounting. Acquisition-related expenses primarily include:

•	Amortization of acquisition related intangibles, which include acquired intangibles such as purchased technology, patents, customer relationships, trademarks, backlog and non-compete agreements.

•	Acquisition related costs such as legal, accounting and other professional or consulting fees directly related to an acquisition.

•	Fair market value adjustment to acquired inventory sold.

Restructuring related. Restructuring charges primarily relate to changes in IDT’s infrastructure in efforts to reduce costs and expenses (gains) associated with strategic divestitures and restructuring in force actions. Restructuring charges (gains) are excluded from non-GAAP financial measures because they are not considered core operating activities. Although IDT has engaged in various restructuring activities in the past, each has been a discrete event based on a unique set of business objectives. As such, management believes that it is appropriate to exclude restructuring charges (gains) from IDT’s non-GAAP financial measures as it enhances the ability of investors to compare the Company’s period-over-period operating results. Restructuring-related charges (gains) primarily include:

•	Severance and retention costs directly related to a restructuring action.

•	Facility closure costs consist of ongoing costs associated with the exit of our leased and owned facilities.

•	Gain on divestiture consists of gains recognized upon the strategic sale of business units.

•	Assets impairments including accelerated depreciation of certain assets no longer in use.

Other adjustments. These items are excluded from non-GAAP financial measures because they are not related to the core operating activities and on-going future operating performance of IDT. Excluding this data allows investors to better compare IDT’s period-over-period performance without such expense, which IDT believes may be useful to the investor community.
Other adjustments primarily include:

•	Stock based compensation expense.

•	Compensation expense (benefit) - deferred compensation, consists of gains and losses on marketable equity securities related to our deferred compensation arrangements.

•	Non-cash interest expense, consists of amortization of issuance cost and accretion of discount related to the convertible notes.

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Loss (gain) on deferred compensation plan securities represents the changes in the fair value of the assets in a separate trust that is invested in corporate owned life insurance under our deferred compensation plan.

•	Unrealized foreign currency gains and losses resulting from remeasurement of certain non-functional currency account balances.

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Tax effects of non-GAAP adjustments. Non-GAAP tax calculation is based on estimated cash tax expense and reserves. The Company forecasts its annual cash tax liability and allocates the tax to each quarter in proportion to earnings for that period. This approach is designed to enhance the ability of investors to understand the impact of the Company's tax expense on its current operations, provide improved modeling accuracy, and substantially reduce fluctuations caused by GAAP to non-GAAP adjustments, which may not reflect actual cash tax expense.

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Diluted weighted average shares non-GAAP adjustment, for purposes of calculating non-GAAP diluted net income per share, the GAAP diluted weighted average shares outstanding is adjusted to exclude the benefits of stock compensation expense attributable to future services not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury method.
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IDT and the IDT logo are trademarks or registered trademarks of Integrated Device Technology, Inc. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

INTEGRATED DEVICE TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)
	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016
Revenues	$196,713	$175,698	$192,128
Cost of revenues	86,675	74,026	83,779
Gross profit	110,038	101,672	108,349
Operating expenses:
Research and development	48,449	35,533	49,648
Selling, general and administrative	41,942	36,225	38,816
Total operating expenses	90,391	71,758	88,464
Operating income	19,647	29,914	19,885
Interest and other expense, net	(3,915)	(2,153)	(2,496)
Income before income taxes	15,732	27,761	17,389
Benefit from income taxes	982	2,448	3,558
Net income	$16,714	$30,209	$20,947

Basic net income per share	$0.13	$0.23	$0.16
Diluted net income per share	$0.12	$0.22	$0.15
Weighted average shares:
Basic	133,302	133,309	133,934
Diluted	136,642	136,903	138,109

INTEGRATED DEVICE TECHNOLOGY, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (a)
(Unaudited)
(In thousands, except per share data)
	Three Months Ended
	July 2, 2017	April 2, 2017	July 3, 2016

GAAP net income	$16,714	$30,209	$20,947
GAAP diluted net income per share	$0.12	$0.22	$0.15
Acquisition related:
Amortization of acquisition related intangibles	8,876	4,782	5,775
Acquisition related costs	2,225	2,223	—
Amortization of fair market value adjustment to inventory	4,081	407	2,395
Restructuring related:
Severance and retention costs (benefit)	653	(387)	11,918
Facility closure costs	—	—	19
Assets impairment and other	1,965	156	870
Other:
Stock-based compensation expense	11,820	10,266	10,515
Non-cash interest expense	3,892	3,393	3,268
Certain unrealized foreign exchange gain	(1,675)	—	—
Compensation expense - deferred compensation plan	412	486	402
Gain on deferred compensation plan securities	(360)	(474)	(392)
Non-GAAP tax adjustments	(3,341)	(2,942)	(4,540)
Non-GAAP net income	$45,262	$48,119	$51,177
GAAP weighted average shares - diluted	136,642	136,903	138,109
Non-GAAP adjustment	2,319	1,596	2,287
Non-GAAP weighted average shares - diluted	138,961	138,499	140,396
Non-GAAP diluted net income per share	$0.33	$0.35	$0.36

GAAP gross profit	$110,038	$101,672	$108,349
Acquisition related:
Amortization of acquisition related intangibles	5,682	3,116	3,415
Amortization of fair market value adjustment to inventory	4,081	407	2,395
Restructuring related:
Severance and retention costs (benefit)	196	(36)	2,430
Assets impairment and other	—	156	336
Other:
Compensation expense - deferred compensation plan	97	114	148
Stock-based compensation expense	632	660	779
Non-GAAP gross profit	$120,726	$106,089	$117,852

GAAP R&D expenses:	$48,449	$35,533	$49,648
Restructuring related:
Severance and retention costs	(45)	(44)	(7,334)
Assets impairment and other	(1,965)	—	(107)
Other:

Compensation expense - deferred compensation plan	(210)	(248)	(157)
Stock-based compensation expense	(5,963)	(4,226)	(4,308)
Non-GAAP R&D expenses	$40,266	$31,015	$37,742

GAAP SG&A expenses:	$41,942	$36,225	$38,816
Acquisition related:
Amortization of acquisition related intangibles	(3,194)	(1,666)	(2,360)
Acquisition related costs	(2,225)	(2,223)	—
Restructuring related:
Severance and retention benefit (costs)	(412)	395	(2,154)
Facility closure costs	—	—	(18)
Assets impairment and other	—	—	(428)
Other:
Compensation expense - deferred compensation plan	(105)	(124)	(98)
Stock-based compensation expense	(5,225)	(5,380)	(5,428)
Non-GAAP SG&A expenses	$30,781	$27,227	$28,330

GAAP interest and other expense, net	$(3,915)	$(2,153)	$(2,496)
Non-cash interest expense	3,892	3,393	3,268
Gain on deferred compensation plan securities	(360)	(474)	(393)
Certain unrealized foreign exchange gain	(1,675)	—	—
Non-GAAP interest and other income (expense), net	$(2,058)	$766	$379

GAAP benefit from income taxes	$(982)	$(2,448)	$(3,558)
Non-GAAP tax adjustments	3,341	2,942	4,540
Non-GAAP provision for income taxes	$2,359	$494	$982
(a) Refer to the accompanying “Notes to Non-GAAP Financial Measures” for a detailed discussion of Management’s use of non-GAAP financial measures.

INTEGRATED DEVICE TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	July 2	April 2
(In thousands)	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	$144,533	$214,554
Short-term investments	213,661	191,492
Accounts receivable, net	103,433	89,312
Inventories	71,371	52,288
Prepayments and other current assets	14,157	13,054
Total current assets	547,155	560,700
Property, plant and equipment, net	84,696	80,961
Goodwill	420,117	306,925
Intangible assets, net	195,441	108,818
Deferred tax assets	93,936	85,831
Other assets	42,657	40,399
TOTAL ASSETS	$1,384,002	$1,183,634

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$41,266	$42,020
Accrued compensation and related expenses	23,552	26,624
Deferred income on shipments to distributors	2,218	1,985
Current portion of bank loan	2,000	—
Other accrued liabilities	20,843	20,205
Total current liabilities	89,879	90,834
Deferred tax liabilities	12,160	13,835
Convertible notes	288,978	285,542
Long-term bank loan, net	191,957	—
Other long-term liabilities	25,422	19,760
Total liabilities	608,396	409,971
Stockholders' equity	775,606	773,663

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,384,002	$1,183,634